# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share ("Common Shares")
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002055128
Persons authorized to receive notices and communications: Bain Capital DCB Investments, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital DCB Investments, LP (CIK 0002055128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,988,207.55; shared voting power 0; sole dispositive power 3,988,207.55; shared dispositive power 0; aggregate amount beneficially owned 3,988,207.55 (10.2% of the class)
- Bain Capital DCB Investments II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,159,303.8; sole dispositive power 0; shared dispositive power 1,159,303.8; aggregate amount beneficially owned 1,159,303.8 (2.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share ("Common Shares")
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 2, 2025, as amended by Amendment No. 1 to Schedule 13D filed on March 4, 2025, Amendment No. 2 to Schedule 13D filed on March 19, 2025, Amendment No. 3 to Schedule 13D filed on April 3, 2025, Amendment No. 4 to Schedule 13D filed on May 5, 2025, Amendment No. 5 to Schedule 13D filed on September 3, 2025, Amendment No. 6 to Schedule 13D filed on November 4, 2025 and Amendment No. 7 to Schedule 13D filed on February 4, 2026 (together, the "Original Schedule 13D"), with respect to the Common Shares of the Issuer. The Reporting Persons are filing this amendment to add Bain Capital DCB Investments II, LP ("DCB II") as a Reporting Person and report its acquisition of Common Shares. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Bain Capital DCB Investments, LP, a Delaware limited partnership ("DCB") and DCB II, a Delaware limited partnership (together with DCB, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated April 3, 2026, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Residence or business address: The principal business address of each of the Bain Capital Entities (as defined below) is 200 Clarendon Street, Boston, Massachusetts 02116.
Present principal occupation or employment: Bain Capital DCB Investments (GP), LLC, a Delaware limited liability company ("DCB GP", and together with the Reporting Persons, the "Bain Capital Entitites"), is the general partner of each of the Reporting Persons. As a result, DCB GP may be deemed to beneficially own the Common Shares held by the Reporting Persons. The Bain Capital Entities are principally engaged in the business of investment in securities. Set forth on Schedule I of the Original Schedule 13D, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each member of the management committee of DCP GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, DCB GP nor any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, DCB GP nor any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: See Item 2(a) and Schedule I.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented by adding the following:

On April 1, 2026, DCB II subscribed for $30,000,000 of Common Shares, at a per share price equivalent to the net asset value of the Issuer on March 31, 2026. Due to the timing of Bain Capital Private Credit's calculation of its net asset value ("NAV"), the actual number of shares purchased and the actual purchase price per share cannot be determined at the time of this filing. The number of shares acquired disclosed herein is based on Bain Capital Private Credit's NAV as of February 28, 2026, which was $25.8776. An amendment will be filed to disclose the final number of shares purchased, purchase price per share, and total amount of securities beneficially owned following the definitive calculation of the applicable NAV per share. The source of funds was DCB II's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons are affiliates of BCPC Advisors, LP, the Issuer's investment advisor (the "Advisor"). From time to time, in such capacity and as a significant shareholder of the Issuer, the Reporting Persons may engage in discussions with the Advisor and officers and trustees of the Issuer regarding the management of the Issuer. Each Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, a Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. A Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date herof, DCB holds 3,998,207.55 Common Shares, representing approximately 10.2% of the outstanding Common Shares.

As of the date herof, DCB II may be deemed to beneficially own 1,159,303.80 Common Shares, representing approximately 2.9% of the outstanding Common Shares. The information included in Item 3 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information receieved by the Reporting Person from the Issuer, there are 39,305,782.62 Common Shares outstanding as of April 1, 2026. The information included in Item 3 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, none of the Reporting Persons, DCB GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented by adding the following:

Exhibit 2. Joint Filing Agreement.

## Signatures
- Bain Capital DCB Investments, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (04/03/2026)
- Bain Capital DCB Investments II, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (04/03/2026)